SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: May 20, 2010

List of materials

Documents attached hereto:

i) Press release entitled "Sony and Google Establish Strategic Alliance to Deliver Compelling New Cloud-based Products and Services with the Android Platform"

Sony and Google Establish Strategic Alliance to Deliver Compelling New Cloud-based Products and Services with the Android Platform

Tokyo, Japan and Mountain View, Calif. (May 20, 2010) – Sony Corporation (NYSE:SNE) and Google Inc. (NASDAQ:GOOG) today announced an alliance to provide a range of new and rich entertainment experiences that combine Google’s open-source Android platform with Sony’s expertise in technology and product design.  The two companies are exploring the joint development of compelling new Android-based hardware products for the home, mobile and personal product categories

Through this alliance, Sony aims to leverage the stability, future growth potential and open-source accessibility of Google’s Android platform to further optimize its product development processes while also providing consumers with an open, expansive and evolving user experience.

The alliance will enable Google to draw on Sony’s cutting-edge technologies, renowned engineering quality, groundbreaking design and diverse product and content portfolio to gain a comprehensive platform from which to drive the adoption of its Android OS across the CE industry.

“The combination of Sony’s industry-leading product design, engineering and development expertise with the flexibility and growth potential of Google’s innovative, open-source Android platform will provide consumers with a world of new and exciting Internet user experiences.  Through this alliance, Sony will deliver new levels of connectivity and Internet integration across our range of assets and product categories,” said Howard Stringer, Chairman, President and CEO, Sony Corporation.

“We believe that open systems lead to more innovation, value and choice for consumers, which is why we are so proud to work with Sony to bring the power of the Android platform to more consumers around the world,” said Eric Schmidt, Chairman and CEO, Google Inc.

As the first step in this collaboration, Sony will introduce “Sony Internet TV,” the world’s first TV to incorporate the "Google TV" platform. Through an easy-to-use interface, consumers will be able to search and access content from their TVs and across the Internet – a rich Internet experience on consumers’ TVs.  “Sony Internet TV” is scheduled to first launch in the U.S. the Fall of 2010 with the lineup featuring both a standalone TV model and set top box-type unit incorporating a Blu-ray Disc drive.

Going forward, Sony and Google aim to maximize their respective industry-leading technological expertise to deliver products and services that empower users with easy access to compelling content, whenever and wherever they require it.  The two companies are also exploring extending the alliance in connection with Sony’s wide range of entertainment assets to establish new forms of cloud-based user experiences.

About Sony Corporation
Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world.  Sony recorded consolidated annual sales of approximately $78 billion for the fiscal year ended March 31, 2010.  Sony Global Web Site: http://www.sony.net/

About Google Inc.
Google's innovative search technologies connect millions of people around the world with information every day. Founded in 1998 by Stanford Ph.D. students Larry Page and Sergey Brin, Google today is a top Web property in all major global markets. Google's targeted advertising program provides businesses of all sizes with measurable results, while enhancing the overall Web experience for users. Google is headquartered in Silicon Valley with offices throughout the Americas, Europe and Asia. For more information, visit www.google.com.

Media Contacts:
Corporate Communications
Sony Corporation
+81-3-6748-2200
sony.pressroom@sony.co.jp

Anthony House
Google Inc.
509-720-8525
anthonyh@google.com

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Google, Google TV and Android are trademarks of Google Inc. All other company and product names may be trademarks of the respective companies with which they are associated.